Filed by Silicon Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Securities Exchange Act of 1934
Subject Company: Silicon Graphics, Inc.
Commission File No. 001-10441

SGI FILES EXCHANGE OFFER FOR CONVERTIBLE NOTES

MOUNTAIN VIEW, Calif. (April 21, 2003) — SGI (NYSE: SGI) today filed a registration statement and a tender offer statement with other related documents with the Securities and Exchange Commission for an exchange offer for its 5.25% Senior Convertible Notes due September 2004.

SGI is offering to exchange up to $230 million principal amount of its existing 5.25% Senior Convertible Notes due 2004 for either (a) new 11.75% Senior Notes due July 2009 or (b) new 6.50% Senior Convertible Notes due July 2009.  The new notes will be issued in principal amounts equal to the principal amounts of existing notes tendered.  The maximum principal amount of 6.50% Senior Convertible Notes that SGI will issue in this exchange offer is $120 million.  If more than $120 million principal amount of the existing notes are tendered in exchange for the 6.50% Senior Convertible Notes, SGI will allot the 6.50% Senior Convertible Notes to be issued on a pro rata basis. Existing notes not exchanged for 6.50% Senior Convertible Notes because of proration will be exchanged for 11.75% Senior Notes.  The 6.50% Senior Convertible Notes to be issued by SGI will be convertible into SGI Common Stock at $3.00 per share.  The 11.75% Senior Notes are not convertible.

The purpose of the exchange offer is to offer holders of the existing notes an increase in yield and (in the case of the 6.50% Senior Convertible Notes) a decrease in the conversion price of their investment in return for an extension of the maturity.

The exchange offer is subject to the satisfaction or waiver of several conditions, including that a minimum of 90% of the principal amount of the existing notes has been validly tendered and not withdrawn.  Highfields Capital, a holder of approximately $68 million in principal amount of existing notes, has agreed to tender and not to withdraw its notes in exchange for 11.75% Senior Notes.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Noteholders are strongly advised to read the registration statement, tender offer statement and other related documents because these documents contain important information.  Stockholders and noteholders may obtain a free copy of these documents from SGI or at the SEC’s website, www.sec.gov.

Noteholders may obtain copies of the exchange offer materials from MacKenzie Partners, the information agent for the exchange offer, at 800-322-2885.